UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)
and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

InterXion Holding N.V.

(Name of Issuer)

Ordinary Shares, nominal value of €0.10 per share

(Title of Class of Securities)

47279109

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47279109

1.	Names of Reporting Persons Lamont Finance N.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Curaçao

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 47279109

1.	Names of Reporting Persons Baker Communications Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 47279109

1.	Names of Reporting Persons Baker Communications Fund II (Cayman), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN, HC

CUSIP No. 47279109

1.	Names of Reporting Persons Baker Capital Partners II (Anguilla), LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Anguilla

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN, HC

CUSIP No. 47279109

1.	Names of Reporting Persons Baker Capital Partners II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN, HC

CUSIP No. 47279109

1.	Names of Reporting Persons John C. Baker

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 166,500

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 166,500

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 166,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2%

12.	Type of Reporting Person (See Instructions) IN, HC

CUSIP No. 47279109

1.	Names of Reporting Persons Robert M. Manning

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 28,015

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 28,015

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,015

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IN, HC

CUSIP No. 47279109

1.	Names of Reporting Persons Henry G. Baker

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 19,191

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 19,191

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,191

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IN, HC

This Amendment No. 3 amends the statement on Schedule 13G originally filed on February 14, 2012 by the persons listed in Item 2 and subsequently amended on April 5, 2012 and February 13, 2015.

Item 1.
	(a)	Name of Issuer: InterXion Holding N.V.
	(b)	Address of Issuer’s Principal Executive Offices: Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands

Item 2.
(a)

Name of Persons Filing:
Lamont Finance N.V. (“Lamont”)

Baker Communications Fund II, L.P. (“Baker II”)

Baker Communications Fund II (Cayman), L.P. (“Baker II Cayman”)

Baker Capital Partners II (Anguilla), LLC (“Baker Capital II Anguilla”)

Baker Capital Partners II, LLC (“Baker Capital II”)

John C. Baker (“Mr. J. Baker”)

Robert M. Manning (“Mr. Manning”)

Henry G. Baker (“Mr. H. Baker”)

(b)

Address of Principal Business Office or, if none, Residence:
For each of Mr. J. Baker, Mr. Manning, Mr. H. Baker, Baker Capital II, and Baker II:

575 Madison Avenue

New York, NY 10022

For Baker Capital II Anguilla:

c/o First Anguilla Trust Company Limited

Mitchell House, PO Box 174

The Valley, Anguilla  BWI

Anguilla

For Baker II Cayman:

c/o Maples and Calder

Ugland House, South Church Street

Grand Cayman, Cayman Islands

For Lamont:

c/o Intertrust (Curaçao) B.V.

Berg Arrarat 1

Curaçao

(c)

Citizenship:
For each of Mr. J. Baker, Mr. Manning and Mr. H. Baker — United States

For each of Baker Capital II and Baker II — Delaware

For Baker Capital II Anguilla - Anguilla

For Baker II Cayman — Cayman Islands

For Lamont — Curaçao

	(d)	Title of Class of Securities: Ordinary shares, nominal value €0.10 per share
	(e)	CUSIP Number: 47279109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).
	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.
(a)

Amount beneficially owned:

As of December 31, 2015, Lamont, Baker II, Baker II Cayman, Baker Capital II Anguilla and Baker Capital II beneficially owned no shares of the ordinary stock, nominal value €0.10 per share (the “Ordinary Shares”) of InterXion Holding N.V. (“InterXion”).

As of December 31, 2015, Mr. J. Baker was the record holder of 166,500 Ordinary Shares, representing an aggregate of 0.2% of the Ordinary Shares.

As of December 31, 2015, Mr. Manning was the record holder of 28,015 Ordinary Shares, representing an aggregate of 0.0% of the Ordinary Shares.

As of December 31, 2015, Mr. H. Baker was the record holder of 19,191 Ordinary Shares, representing an aggregate of 0.0% of the Ordinary Shares.

(b) Percent of class: See Item 4(a) (based on 69,638,000 Ordinary Shares outstanding as reported by InterXion in its consolidated income statement on Form 6-K on November 4, 2015.)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Item 4(a)
(ii) Shared power to vote or to direct the vote See Item 4(a)
(iii) Sole power to dispose or to direct the disposition of See Item 4(a)
(iv) Shared power to dispose or to direct the disposition of See Item 4(a)

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
See Item 4(a).

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2016

LAMONT FINANCE N.V.

By its managing director,
BAKER COMMUNICATIONS FUND II (CAYMAN), L.P.

By:	/s/ John C. Baker
Name:	John C. Baker
Title:	Director

BAKER COMMUNICATIONS FUND II, L.P.

By: Baker Capital Partners II, LLC, its general partner

By:	/s/ John C. Baker
Name:	John C. Baker
Title:	Manager

BAKER COMMUNICATIONS FUND II (CAYMAN), L.P.

By: Baker Capital Partners II (Anguilla), LLC, its general partner

By:	/s/ John C. Baker
Name:	John C. Baker
Title:	Manager

BAKER CAPITAL PARTNERS II (ANGUILLA), LLC

By:	/s/ John C. Baker
Name:	John C. Baker
Title:	Manager

BAKER CAPITAL PARTNERS II, LLC

By:	/s/ John C. Baker
Name:	John C. Baker
Title:	Manager

John C. Baker

By:	/s/ John C. Baker

Robert M. Manning

By:	/s/ Robert M. Manning

Henry G. Baker

By:	/s/ Henry G. Baker